23001962

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| SEC FILE NUMBER |
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| 8-67421 |

SEC Mail Processing

DEC 26 2023

Washington, DC

# FORM X-17A-5
## PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 10/01/2022 (MM/DD/YY) AND ENDING 09/30/2023 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF FIRM: SFI Capital Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1100 Superior Avenue East, Suite 1700
(No. and Street)

| Cleveland | Ohio | 44114 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| John Dorsey | 216-455-9990 | sdorsey@leaguepark.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Clark, Schaefer, Hackett & Company
(Name – if individual, state last, first, and middle name)

| 1 East Fourth St., Suite 1200 | Cincinnati | Ohio | 45202 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/22/2003 | 539 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, [illegible], swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SEI Capital, as of Sept 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL STATE OF OHIO

Signature: [illegible]

Title: CEO

Andrea Zacher

Notary Public

ANDREA ZACHER
NOTARY PUBLIC • STATE OF OHIO
My commission expires Dec. 18, 2027

**This filing** contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

FINANCIAL STATEMENTS
YEAR ENDED SEPTEMER 30, 2023

WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

TABLE OF CONTENTS

BUSINESS ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
SFI Investments, LLC dba SFI Capital Group, LLC
Cleveland, Ohio

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SFI Investments, LLC dba SFI Capital Group, LLC as of September 30, 2023, the related statements of operations changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of SFI Investments, LLC dba SFI Capital Group, LLC as of September 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of SFI Investments, LLC dba SFI Capital Group, LLC's management. Our responsibility is to express an opinion on SFI Investments, LLC dba SFI Capital Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SFI Investments, LLC dba SFI Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I – Computation for Determination of Reserve Requirement to Rule 15c3-3, Schedule II – Information Relating to the Possession or Control Requirements of 15c3-3, and Schedule III - Computation of Net Capital Pursuant to Rule 15c3-1 on pages 10-12 have been subjected to audit procedures performed in conjunction with the audit of SFI Investments, LLC dba SFI Capital Group, LLC's financial statements. The supplemental information is the responsibility of SFI Investments, LLC dba SFI Capital Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Clark, Schaefer, Hackett & Co.

We have served as SFI Capital Group, LLC's auditor since 2022

Cincinnati, Ohio
December 18, 2023

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2023

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 110,533 |
| Accounts receivable - related party | 10,000 |
| Prepaid expenses | 877 |
| TOTAL ASSETS | $ 121,410 |
| | |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| **LIABILITIES** | |
| Accounts payable | $ 4,910 |
| Accrued other expenses | 9,000 |
| TOTAL LIABILITIES | 13,910 |
| | |
| MEMBER'S EQUITY | 107,500 |
| | |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 121,410 |

The accompanying notes are an integral part of these financial statements.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

STATEMENT OF OPERATIONS

YEAR ENDED SEPTEMBER 30, 2023

| | |
|---|---|
| REVENUES | |
| Advisory fees | $ 3,902,500 |
| Other income | 111,570 |
| TOTAL REVENUES | 4,014,070 |
| | |
| EXPENSES | |
| Commission expense | 730,972 |
| Administration expenses - related party | 55,464 |
| Professional services | 38,548 |
| Regulatory fees | 20,725 |
| Other expenses | 1,197 |
| TOTAL EXPENSES | 846,906 |
| | |
| NET INCOME | $ 3,167,164 |

The accompanying notes are an integral part of these financial statements.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED SEPTEMBER 30, 2023

| | |
|---|---|
| Balance at October 1, 2022 | $ 615,336 |
| Net income | 3,167,164 |
| Distributions | (3,675,000) |
| Balance at September 30, 2023 | $ 107,500 |

The accompanying notes are an integral part of these financial statements.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

# STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2023

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net Income | $ 3,167,164 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Cash provided by (used in) changes in the following items: | |
| Decrease in accounts receivable - related party | (3,840) |
| Decrease in prepaid expense | (107) |
| Decrease in accounts payable and accrued commissions | (278,757) |
| Net cash provided by operating activities | 2,884,460 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Distributions | (3,675,000) |
| Net cash used in financing activities | (3,675,000) |
| NET DECREASE IN CASH | (790,540) |
| CASH - BEGINNING OF YEAR | 901,073 |
| CASH - END OF YEAR | $ 110,533 |

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

SFI Investments, LLC dba SFI Capital Group, LLC (the Company), an Ohio Limited Liability Company, is a non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC) and the states of Ohio, California, Florida, Michigan, New York, and Indiana and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in providing professional services to its clients. The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

The Company is engaged as a securities broker-dealer, which comprises several classes of services, including primary investment banking. The Company's services include business acquisition advisory services. Specifically, it includes any one or more of the following items: sale of a company, divestiture, acquisition searches, managed buy-outs or leveraged buy-outs, joint ventures, strategic alliances, or raising capital.

(b) Basis of Accounting and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as determined by the Financial Accounting Standards Board ("FAS") Accounting Standards Codification ("ASC"). Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

(c) Accounts Receivable and Credit Policies

Accounts receivable are due under specific terms outlined in engagement letters and agreements. The Company generally collects receivables in monthly or quarterly installments. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. As of September 30, 2023, management estimates that all accounts receivable are collectible and no valuation allowance has been recorded.

(d) Revenue Recognition

The Company's primary source of revenue are fees earned from engagement agreements for advisory services and the agreements' success fee. The Company recognizes revenue in accordance with ASC 606 Revenue from Contracts with Customers ("ASC 606"). Under ASC 606 revenue is recognized upon satisfaction of performance obligations under the terms of its contracts. This process involves identifying the customer contract, determining the performance obligations in the contract, determining the contract price, allocating the contract price to the distinct performance obligations in the contract, and recognizing revenue when the performance obligations have been satisfied. Revenue from private placements and M&A advisory services is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) and the success fee can be calculated.

In addition, the Company earns revenue from registered representatives. The Company considers the annual registered representative fees to be "Stand-Ready" performance obligations as the services are provided on demand based on the customers' needs. These fees are billed annually based on the fiscal year and revenue is recognized over time.

(e) Income Taxes

The Company is an Ohio Limited Liability Company and is treated as a disregarded entity for income tax purposes. Accordingly, the Company records no provision for income taxes and does not file any income tax returns, as the sole member is taxed individually.

(f) Commitments and Contingencies

From time to time, the Company is involved in litigation and arbitration arising out of the normal course of business. Liabilities arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Management has not identified any matters that will have a material impact on the Company's financial condition or results of future operations. Legal costs, if any, are expensed as incurred.

(g) Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company places its cash with financial institutions that management believes are creditworthy. Deposits may exceed federally insured limits.

(h) Subsequent Events

Management has evaluated all subsequent events through December 18, 2023, the date the financial statements were available to be issued. No subsequent events were identified requiring disclosure in the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

3. RELATED PARTY

The Company has a management services agreement (the Agreement) with League Park Advisors, whereby League Park Advisors provides subcontracted employee services, administrative functions, support services, and the use of facilities for the benefit of the Company. For the year ended September 30, 2023, $55,464 of expenses were allocated to the Company under the agreement.

Certain employees of League Park Advisors ("LPA") are registered representatives of the Company. The Company provides those registered representatives with various services including the ability to conduct approved securities transactions, annual compliance training and review, assistance in obtaining registrations, licenses, appointments and approvals as required, as well as Fidelity Bond Insurance coverage. For the calendar year 2023, in exchange for these services to registered representatives, LPA has paid the Company $108,480, payable monthly throughout the year. This amount is subject to change annually or such different time as determined by the Company and LPA. As of September 30, 2023, accounts receivable from a League Park Advisors totaled $10,000.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At September 30, 2023, the Company had a minimum net capital requirement of $5,000 and excess net capital of $91,623.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At September 30, 2023, the ratio was .14 to 1.

Capital contributions and distributions to the member can be made under a capital policy approved by the Company's member. Periodic contributions and/or distributions approved by the member may be made in order to enable the member to effectively manage the Company.

5. EXEMPTION FROM RULE 15c-3-3

The Company is not required to comply with Rule 15c3-3 as the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240. 17a-5.

# SUPPLEMENTAL FINANCIAL INFORMATION

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC
SEPTEMBER 30, 2023

SCHEDULE I - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3

The Company is not required to comply with Rule 15c3-3 as the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240. 17a-5.

See the Report of Independent Registered Public Accounting Firm

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC
SEPTEMBER 30, 2023

## SCHEDULE II - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS OF 15c3-3

The Company is not required to comply with Rule 15c3-3 as the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240. 17a-5.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC
SEPTEMBER 30, 2023

## SCHEDULE III - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

| | |
|---|---|
| COMPUTATION OF NET CAPITAL: | |
| Total member's equity from statement of financial condtion | $ 107,500 |
| Less: non-allowable assets: | |
| Accounts receivable - related party | (10,000) |
| Prepaid expenses | (877) |
| Total non-allowable assets | (10,877) |
| Net capital | $ 96,623 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | |
| Minimum net capital required (6 2/3% of Aggregate indebtedness) | $ 927 |
| Minimum regulatory dollar requirement | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | |
| Net capital | $ 96,623 |
| Less: Net capital requirement | (5,000) |
| Total excess net capital | $ 91,623 |
| AGGREGATE INDEBTEDNESS: | |
| Aggregate indebtedness liabilities | $ 13,910 |
| Ratio of aggregate indebtedness to net capital | 14% |
| RECONCILIATION WITH THE COMPANY'S COMPUTATION: | |
| Net Capital as reported in Company's Part IIA (unaudited) FOCUS report | $ 96,623 |
| Adjustments | - |
| Net Capital per calculation above | $ 96,623 |

See the Report of Independent Registered Public Accounting Firm.

**SFI Investments, LLC DBA SFI Capital Group, LLC's**
**Exemption Report**

SFI Investments, LLC DBA SFI Capital Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a.5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to:

a. Private placement of securities and
b. Consulting and financial advisory services on non-securities related M&A transactions.

In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

**SFI INVESTMENTS, LLC DBA SFI CAPITAL GROUP, LLC**

I, [signature], swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Title: CEO
Date: 12/18/23

BUSINESS ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241 3111 | F. 513.241.1212

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member
SFI Investments, LLC dba SFI Capital Group, LLC
Cleveland, Ohio

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) SFI Investments, LLC dba SFI Capital Group, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240 17a-5 because the Company limits its business activities exclusively to private placement of securities and consulting and financial advisory services on non-securities related M&A transactions. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SFI Investments, LLC dba SFI Capital Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SFI Investments, LLC dba SFI Capital Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
December 18, 2023